RMS



17018004

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-12716

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/16 (MM/DD/YY) AND ENDING 12/31/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Brown, Lisle/Cummings, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Turks Head Place - Suite 800
(No. and Street)

Providence	RI	02903
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David A. Izzi (401) 421-8900
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Batchelor, Frechette, McCrory, Michael & Co.
(Name – *if individual, state last, first, middle name*)

40 Westminster Street - Suite 600	Providence	RI	02903
(Address)	(City)	(State)	(Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
SEP 18 2017
DIVISION OF TRADING & MARKETS

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, David A. Izzi, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Brown, Lisle/Cummings, Inc., as of December 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President & Treasurer

Title

Notary Public

My Commission expires 11/6/19

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report. (Bound under separate cover)
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BROWN, LISLE/CUMMINGS, INC.

FINANCIAL STATEMENTS

December 31, 2016

CONTENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1 - 2
FACING PAGE	3
OATH OR AFFIRMATION	4
FINANCIAL STATEMENTS	
Statements of financial condition	5
Statements of income	6
Statements of changes in stockholders' equity	7
Statements of cash flows	8
Notes to financial statements	9 - 12
SUPPLEMENTARY SCHEDULES	
Schedule I - Computation of Aggregate Indebtedness and Net Capital Under Rule 15c3-1 of The Securities and Exchange Commission	13
Schedule II - Computation for Determination of Reserve Requirement Under Rule 15c3-3 of The Securities and Exchange Commission	14
Schedule III - Information Relating to Possession or Control Requirements Under Rule 15c3-3 of The Securities and Exchange Commission	15
Schedule IV - Segregation Requirements and Funds In Segregation For Customers' Regulated Commodity Futures and Options Accounts	16


BATCHELOR
FRECHETTE
McCRORY
MICHAEL & CO.
CERTIFIED PUBLIC ACCOUNTANTS
& BUSINESS CONSULTANTS

Edward F. McCrory
Jean Saylor
Michael S. Resnick
Stephen G. Noyes

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders
Brown, Lisle/Cummings, Inc.
Providence, Rhode Island

We have audited the accompanying statements of financial condition of Brown, Lisle/Cummings, Inc. (the Company) as of December 31, 2016 and 2015, and the related statements of income, changes in stockholders' equity and cash flows for the years then ended, and the related notes to the financial statements. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Brown, Lisle/Cummings, Inc. as of December 31, 2016 and 2015, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States.

40 Westminster Street, Suite 600 Providence, RI 02903 | P: 401.621.6200 F: 401.621.6209 www.bfmmcpa.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The supplementary information contained in Schedules I, II, III and IV (the Supplemental Information) has been subjected to audit procedures performed in conjunction with the audit of Brown, Lisle/Cummings, Inc.'s financial statements. The Supplemental Information is the responsibility of Brown, Lisle/Cummings, Inc.'s management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplementary information contained in Schedules I, II, III and IV is fairly stated, in all material respects, in relation to the financial statements as a whole.

Batchelor, Frechette, McCrory, Michael & Co.

Providence, Rhode Island
February 2, 2017

BROWN, LISLE/CUMMINGS, INC.

STATEMENTS OF FINANCIAL CONDITION
December 31, 2016 and 2015

ASSETS		2016		2015
Cash	$	333,129	$	296,162
Receivables from clearing organizations		102,764		111,368
Prepaid expenses		44,381		30,266
Furniture and office equipment, at cost, less accumulated depreciation 2016 $130,225; 2015 $109,799		11,144		7,553
Escrow deposit		50,000		50,000
	$	541,418	$	495,349

LIABILITIES AND STOCKHOLDERS' EQUITY				
LIABILITIES				
Accrued pension contributions	$	138,359	$	134,417
Accrued payroll withholdings and taxes		89,077		85,902
Accrued expenses		63,982		25,030
		291,418		245,349
STOCKHOLDERS' EQUITY				
Common stock, no par value, authorized 400 shares; issued 257 shares		257,000		257,000
Retained earnings		50,000		50,000
		307,000		307,000
Less cost of treasury stock, 57 shares		(57,000)		(57,000)
		250,000		250,000
	$	541,418	$	495,349

See Notes to Financial Statements

BROWN, LISLE/CUMMINGS, INC.

STATEMENTS OF INCOME
Years Ended December 31, 2016 and 2015

	2016	2015
REVENUES		
Commissions	$ 2,274,182	$ 2,249,189
Gain on firm securities trading accounts	35,868	11,577
Sale of investment company shares	336,368	350,296
Fees for account supervision, investment advisory and administrative services	463,863	427,382
Other revenue	8,781	9,041
	3,119,062	3,047,485
EXPENSES		
Stockholder officers' compensation and benefits	1,478,837	1,452,595
Employee compensation and benefits	993,184	969,500
Commissions paid to other broker/dealers	174,340	165,060
Regulatory fees and expenses	31,782	29,681
Other operating expenses	390,919	380,649
	3,069,062	2,997,485
NET INCOME	$ 50,000	$ 50,000

See Notes to Financial Statements

BROWN, LISLE/CUMMINGS, INC.

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
Years Ended December 31, 2016 and 2015

	Capital Stock Common	Treasury Stock	Retained Earnings	Total
Balances at January 1, 2015	$ 257,000	$ (57,000)	$ 50,000	$ 250,000
Distributions	-	-	(50,000)	(50,000)
Net income	-	-	50,000	50,000
Balances at December 31, 2015	$ 257,000	$ (57,000)	$ 50,000	$ 250,000
Balances at January 1, 2016	$ 257,000	$ (57,000)	$ 50,000	$ 250,000
Distributions	-	-	(50,000)	(50,000)
Net income	-	-	50,000	50,000
Balances at December 31, 2016	$ 257,000	$ (57,000)	$ 50,000	$ 250,000

See Notes to Financial Statements

BROWN, LISLE/CUMMINGS, INC.

STATEMENTS OF CASH FLOWS
Years Ended December 31, 2016 and 2015

	2016	2015
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$ 50,000	$ 50,000
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation	6,395	3,341
Loss on disposal of assets	-	306
Changes in assets and liabilities:		
(Increase) decrease in:		
Receivables from clearing organizations	8,604	(24,080)
Prepaid expenses	(14,115)	2,443
Increase (decrease) in:		
Accrued pension contributions	3,942	(11,088)
Accrued payroll withholdings and taxes	3,175	(21,257)
Accrued expenses	38,952	5,330
Net cash provided by operating activities	96,953	4,995
CASH FLOWS FROM INVESTING ACTIVITIES		
Capital expenditures	(9,986)	(2,837)
Distributions to shareholders	(50,000)	(50,000)
Net cash used in investing activities	(59,986)	(52,837)
Net increase (decrease) in cash	36,967	(47,842)
CASH		
Beginning	296,162	344,004
Ending	$ 333,129	$ 296,162

SUPPLEMENTAL SCHEDULE OF NONCASH INVESTING AND FINANCING ACTIVITY

Fully depreciated assets totaling $14,032 and $18,275 were disposed of for the years ended December 31, 2016 and 2015, respectively.

See Notes to Financial Statements

BROWN, LISLE/CUMMINGS, INC.

NOTES TO FINANCIAL STATEMENTS
December 31, 2016 and 2015

Note 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of business: Brown, Lisle/Cummings, Inc. (The Company), located in Providence, Rhode Island, is a broker/dealer engaged in the sale of securities to customers located mainly on the East Coast.

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that Rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker/dealer and promptly transmit all customer funds and securities to the clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer.

A summary of the Company's significant accounting policies follows:

Income recognition: Securities transactions and the related commission revenues and expenses are recorded on a settlement date basis, which is generally the third business day following the date a transaction is executed. The effect of transactions executed but not yet settled is not significant.

Property, equipment and depreciation: Property and equipment are stated at cost. Depreciation is computed using both straight-line and accelerated methods for financial reporting purposes and is based on estimates of useful lives, ranging from 5 to 10 years. The depreciation expense for the year ended December 31, 2016 and 2015 was $6,395 and $3,341 respectively and accumulated depreciation at December 31, 2016 and 2015 was $130,225 and $109,799, respectively.

Income taxes: The Company is an S Corporation within the meaning of Internal Revenue Code Section 1361. Under this provision, profits are, with certain exceptions, taxed directly to the stockholders in proportion to their percentage of ownership.

Uncertainty in accounting for income taxes: When tax returns are filed, it is highly certain that some positions taken would be sustained upon examination by the taxing authorities, while others are subject to uncertainty about the merits of the position taken or the amount of the position that would ultimately be sustained. The benefit of a tax position is recognized in the financial statements in the period which, based on all available evidence, management believes it is more likely than not that the position will be sustained upon examination, including the resolution of appeals or litigation processes, if any.

Tax positions taken are not offset against or aggregated with other positions. Tax positions that meet the more-likely-than-not recognition threshold are measured as the largest amount of tax benefit that is more than 50 percent likely of being realized upon settlement with the applicable taxing authority. The portion of the benefits associated with tax positions taken that exceeds the amount measured as described above, if any, would be reflected as a liability for unrecognized tax benefits in the accompanying balance sheets along with any associated interest and penalties that would be payable to the taxing authority upon examination.

Management has determined there are no uncertain income tax positions.

Note 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Advertising costs: The Company charges advertising costs to expense as incurred. Advertising costs for the years ended December 31, 2016 and 2015 were $4,390 and $5,307, respectively.

Use of estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2. EMPLOYEE PENSION PLANS

During 2010, the Company established a noncontributory 401(k) profit sharing plan. The Plan covers substantially all of its employees who have completed one year of service. The Plan's assets are held by T. Rowe Price Trust Co. Profit sharing contributions and safe harbor contributions for the year ended December 31, 2016 were $101,670 and $60,890, respectively and for the year ended December 31, 2015, $97,929 and $58,788, respectively.

Note 3. OPERATING LEASE

The Company leases certain office space under a noncancelable agreement which expires in 2020 and requires minimum annual rentals. Rental expense for the years ended December 31, 2016 and 2015 was $133,203 and $110,323, respectively.

At December 31, 2016, future minimum lease payments for the office space were as follows:

Years ending December 31		
2017	$	123,772
2018		126,585
2019		129,398
2020		21,566
	$	401,321

Note 4. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission (SEC) uniform net capital rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2016 the Company had net capital and net capital requirements of approximately $194,068 and $100,000, respectively. At December 31, 2015, the Company had net capital and net capital requirements of $212,045 and $100,000, respectively. The Company's net capital ratios (aggregate indebtedness to net capital) at December 31, 2016 and 2015 were 1.50 to 1 and 1.16 to 1, respectively.

Note 5. STATEMENT PURSUANT TO PARAGRAPH (d)(4) of RULE 17a-5

There are no material differences between the computation of aggregate indebtedness and net capital and that of the corresponding computation prepared by and included in the Company's unaudited Part IIA Focus Report filing as of December 31, 2016 and 2015.

Note 6. NFS AGREEMENT

The Company has an agreement with National Financial Services, LLC (NFS). Under this agreement, NFS clears transactions on a fully disclosed basis for accounts of the Company and of the Company's customers, which are introduced by the Company and accepted by NFS. NFS maintains stock records and other records on a basis consistent with generally accepted practices in the securities industry and maintains copies of such records in accordance with the FINRA and SEC guidelines for record retention. NFS is responsible for the safeguarding of all funds and securities delivered to and accepted by it. NFS prepares and sends to customers monthly or quarterly statements of account. The Company does not generate and/or prepare any statements, billings or compilations regarding any account. The Company examines all monthly statements of account, monthly statements of clearing services, and other reports provided by NFS and notifies NFS of any errors. NFS charges the Company for clearing services. NFS also collects all commissions on behalf of the Company and makes payments to the Company for commissions.

The Company carries its receivable from NFS at cost. If a customer of the Company did not pay NFS a commission, the assets of that customer's account would be liquidated to cover any amount owed for the commission. Any shortfall between the value of the assets and the amount owed for the commission would have to be absorbed by the Company as bad debt. The Company has deemed an allowance for such a loss is unnecessary, since historically these losses have been minimal and immaterial.

Note 6. NFS AGREEMENT (CONTINUED)

The Company is required to maintain an escrow deposit account pursuant to the agreement with NFS. The balance of the escrow deposit account was $50,000 at December 31, 2016 and 2015.

For both years ended December 31, 2016 and 2015, revenues generated from NFS were approximately 97% of total revenues. At December 31, 2016 and 2015, amounts due from NFS in accounts receivable totaled $102,764 and $111,368, respectively.

Note 7. OFF-BALANCE-SHEET RISK AND CONCENTRATION OF CREDIT RISK

As discussed in Note 1, the Company's customer securities transactions are introduced on a fully-disclosed basis with a clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers of the Company and is responsible for collection and payment of funds and receipt and delivery of securities relative to customer transactions. The clearing broker/dealer will also execute trades when requested by the Company. Off-balance-sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker/dealer may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers and that insure customer transactions are executed properly.

The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant credit risk on cash. The amount on deposit at December 31, 2016 exceeded insurance limits by approximately $90,000.

Note 8. SUBSEQUENT EVENTS

Management has evaluated subsequent events through February 2, 2017, the date the financial statements were available to be issued, and determined that there have been no events that have occurred that would require adjustments to the financial statements.

BROWN, LISLE/CUMMINGS, INC.

SCHEDULE I

COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL
UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
As of December 31, 2016 and 2015

	2016	2015
AGGREGATE INDEBTEDNESS		
Payables:		
Accrued pension contributions	$ 138,359	$ 134,417
Accrued payroll withholdings and taxes	89,077	85,902
Accrued expenses	63,982	25,030
Total aggregate indebtedness	$ 291,418	$ 245,349
Minimum required net capital	$ 100,000	$ 100,000
NET CAPITAL		
Stockholders' equity	$ 250,000	$ 250,000
Deductions:		
Furniture and office equipment	11,144	7,553
Prepaid expenses	44,381	30,266
Cash	174	100
Haircuts on securities owned	233	36
Net capital	194,068	212,045
Minimum required net capital	100,000	100,000
Capital in excess of minimum requirement	$ 94,068	$ 112,045
Ratio of aggregate indebtedness to net capital	1.50 to 1	1.16 to 1

Note: There are no material differences between the preceding computation and the Company's corresponding unaudited Part II of Form X-17A-5 as of December 31, 2016 and 2015.

BROWN, LISLE/CUMMINGS, INC.

SCHEDULE II

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENT UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION As of December 31, 2016 and 2015

The Company has been exempt from Rule 15c3-3 because all customer transactions are cleared through another broker/dealer, National Financial Services, LLC, on a fully disclosed basis.

BROWN, LISLE/CUMMINGS, INC.

SCHEDULE III

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
As of December 31, 2016 and 2015

All customer transactions are cleared through National Financial Services, LLC on a fully disclosed basis. Thus, testing of the system and procedures to comply with the requirement to maintain physical possession or control of customers' fully paid and excess margin securities was not applicable.

BROWN, LISLE/CUMMINGS, INC.

SCHEDULE IV

SEGREGATION REQUIREMENTS AND FUNDS IN SEGREGATION FOR CUSTOMERS' REGULATED COMMODITY FUTURES AND OPTIONS ACCOUNTS
As of December 31, 2016 and 2015

SEGREGATION REQUIREMENTS	N/A
FUNDS ON DEPOSIT IN SEGREGATION	N/A

BROWN, LISLE/CUMMINGS, INC.

EXEMPTION REPORT

December 31, 2016



BATCHELOR
FRECHETTE
McCRORY
MICHAEL & CO.

CERTIFIED PUBLIC ACCOUNTANTS
& BUSINESS CONSULTANTS

Edward F. McCrory
Jean Saylor
Michael S. Resnick
Stephen G. Noyes

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders
Brown, Lisle/Cummings, Inc.
Providence, Rhode Island

We have reviewed management's statements, included in the accompanying Exemption Report, in which *(a)* Brown, Lisle/Cummings, Inc. (the Company) identified the following provisions of 17 C.F.R. § 240.15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: (2)(ii) (the "exemption provisions") and *(b)* the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of 17 C.F.R. § 240.15c3-3.

Batchelor, Frechette, McCrory, Michael & Co.

Providence, Rhode Island
February 2, 2017

BROWN LISLE CUMMINGS

Trusted Financial Guidance Since 1912

Brown, Lisle/Cummings, Inc.
One Turks Head Place - Suite 800
Providence, Rhode Island 02903
401-421-8900 / 800-457-4293
www.brownlc.com

EXEMPTION REPORT
SEC Rule 17a-5(d)(4)

January 1, 2017

The below information is designed to meet the Exemption Report criteria pursuant to SEC Rule 17a-5(d)(4):

- Brown, Lisle/Cummings, Inc. is a broker/dealer registered with the SEC and FINRA.
- Brown, Lisle/Cummings, Inc. claimed an exemption under paragraph (k)(2)(ii) of Rule 15c3-3 for the fiscal year ended December 31, 2016.
- Brown, Lisle/Cumming, Inc. is exempt from the provisions of Rule 15c3-3 because it meets conditions set forth in paragraph (k)(2)(ii) of the rule, of which, the identity of the specific conditions are as follows:

  The provisions of the Customer Protection Rule shall not be applicable to a broker or dealer who, as an introducing broker or dealer, clears all transactions with and for customers on a fully disclosed basis with the clearing broker or dealer, and who promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of Rule 17a-3 and Rule 17a-4 , as are customarily made and kept by a clearing broker or dealer.

- Brown, Lisle/Cummings, Inc. has met the identified exemption provisions in paragraph (k)(2)(ii) of Rule 15c3-3 throughout the period of January 1, 2016 through December 31, 2016 without exception.
- Brown, Lisle/Cummings, Inc. has not recorded any exceptions to the exemption provision in paragraph (k)(2)(ii) of Rule 15c3-3 for the period of January 1, 2016 through December 31, 2016.

The above statements are true and correct to the best of my and the Firm's knowledge.



David Izzi, President